Exhibit 99.2

One Tellabs Center 1415 West Diehl Road Naperville, IL 60563 United States

NEWS RELEASE	FOR IMMEDIATE RELEASE
October 21, 2013

Tellabs to be Acquired by Marlin Equity Partners for $891 Million in Cash

Naperville, Ill. — Tellabs (NASDAQ: TLAB) today announced that it has entered into a definitive merger agreement with entities affiliated with Marlin Equity Partners (“Marlin”), which provides that Marlin entities will acquire all of the outstanding shares of Tellabs for $2.45 per share in cash.

The price per share represents a premium of 4.3% over the closing share price on October 18, 2013, and 13.3% over the 180-day volume-weighted average closing share price as of the same day. In addition, the offer represents a premium of 28.9% over the current 52-week-low closing share price, which occurred on April 17, 2013. The transaction value represents a total equity value of approximately $891 million on a fully diluted basis.

Under the terms of the merger agreement, an affiliate of Marlin is required to commence a tender offer to acquire all outstanding shares of Tellabs’ outstanding common stock for $2.45 per share in cash no later than November 1, 2013. The merger agreement provides that, promptly after the closing of the tender offer, any shares not tendered in the tender offer (other than shares for which appraisal is properly sought under applicable law) will be acquired in a second-step merger at the same cash price as paid in the tender offer.

Closing of the tender offer and closing of the merger are subject to certain conditions, including the tender of at least a majority of the outstanding shares of Tellabs common stock (on a fully-diluted basis) and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.  The transaction is expected to close in the fourth quarter of 2013. The transaction is not subject to a financing condition.

The Tellabs Board of Directors has unanimously approved the transaction.  In addition, Michael J. Birck, Tellabs’s co-founder and second-largest stockholder, has communicated to Tellabs that he supports the transaction.

“This transaction will deliver to Tellabs stockholders certainty of value and liquidity, immediately upon closing,” said Vince Tobkin, Tellabs chairman. “Tellabs’ Board of Directors arrived at the decision to enter into a transaction with Marlin after a thorough review of Tellabs’ strategic alternatives and after more than 30 potential buyers, both strategic parties and financial sponsors, were contacted as part of a competitive bidding process.

“This move begins an exciting new chapter for Tellabs, our customers, partners and employees.

We believe the transaction will enable us to invest in key technologies for future products, and become even more competitive as we help our customers succeed,” Tobkin added.

Lead activist Dialectic Capital Management said, “We are pleased that the Board has evaluated all alternatives and are choosing what they feel is the best option for all stakeholders.”

“We are excited to back the Tellabs team and we view Tellabs’ business as an ideal opportunity to capitalize on the growth in the telecom network equipment sector,” said Nick Kaiser, partner at Marlin. “We are committed to extending Tellabs’ market leadership by continuing to make significant investments in research and development, and in providing a superior customer experience.”

Goldman, Sachs & Co. is acting as financial advisor, and Sidley Austin LLP is acting as legal counsel, to Tellabs. Credit Suisse and Evercore are acting as financial advisors and Schulte Roth & Zabel LLP is acting as legal counsel to Marlin.

About Marlin Equity Partners — Marlin Equity Partners is a global investment firm with over $2.6 billion of capital under management. The firm is focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Marlin Equity invests in businesses across multiple industries where its capital base, industry relationships and extensive network of operational resources significantly strengthens a company’s outlook and enhances value. Since its inception, Marlin Equity, through its group of funds and related companies, has successfully completed over 65 acquisitions. The firm is headquartered in Los Angeles, California with an additional office in London. For more information, please visit www.marlinequity.com

About Tellabs — Tellabs innovations advance smart networks and help its customers succeed. That’s why 80% of the top global communications service providers and 40 of the Fortune 100 companies choose its mobile backhaul, packet optical, Optical LAN and services solutions. Tellabs helps them get ahead by adding revenue, reducing expenses and optimizing networks.

Tellabs (Nasdaq: TLAB) is part of the Ocean Tomo 300™ Patent Index and several corporate responsibility indexes including the Maplecroft Climate Innovation Index, FTSE4Good and eight FTSE KLD indexes. www.tellabs.com

Forward-Looking Statements — This news release contains forward-looking statements with respect to the tender offer and the second-step merger (together, the “transaction”), including the benefits expected from the transaction and the expected timing of the completion of the transaction.  These forward-looking statements generally can be identified by the words “will,” “expects,” “believes” and words or phrases of similar import. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, without limitation, risks and uncertainties associated with:  the satisfaction of the conditions precedent to the consummation of the transaction, including the tender of a sufficient number of shares by Tellabs’ stockholders and the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, as amended; unanticipated difficulties or expenditures relating to the transaction; legal proceedings that may be instituted against Tellabs and others following announcement of the transaction; disruptions of current plans and operations caused by the announcement and pendency of the transaction; potential difficulties in employee retention as a result of the announcement and pendency of the transaction; the response of customers and competitors to the announcement of the transaction; and other factors described in Tellabs’ Annual Report on Form 10-K for the year ended Dec. 28, 2012, under the caption “Risk Factors.”  Investors are advised not to rely on forward-looking statements.  All forward-looking statements in this news release are made as of the date hereof, and Tellabs undertakes no obligation to revise or update these forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, new information, changes to circumstances or otherwise, except as required by law.

Important Additional Information — This news release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Tellabs’ common stock.  Blackhawk Merger Sub Inc. has not commenced the tender offer for shares of Tellabs’ common stock described in this news release.  Upon commencement of the tender offer, Blackhawk Merger Sub Inc. will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal and other related documents.  Following commencement of the tender offer, Tellabs will file with the SEC a solicitation/recommendation statement on Schedule 14D-9.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of these documents, any amendments or supplements thereto and other documents containing important information about Tellabs, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the solicitation/recommendation statement and other documents filed with the SEC by Tellabs will be available free of charge on Tellabs’ website at http://www.tellabs.com under the heading “SEC Filings” in the “Investors” portion of Tellabs’ website.

TELLABS MEDIA CONTACT: George Stenitzer, +1.630.798.3800, george.stenitzer@Tellabs.com

TELLABS INVESTOR CONTACT: Tom Scottino, +1.630.798.3602, tom.scottino@Tellabs.com

Tellabs is a trademark of Tellabs or its affiliates in the United States and/or other countries. Any other company or product names mentioned herein may be trademarks of their respective companies.

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